MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and six-month periods ended June 30, 2006 and June 30, 2005 and the three-month period ended March 31, 2006.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization and before other non-operating income and expenses. EBITDA, as defined, equates to operating earnings (loss) plus amortization. As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating EBITDA, the measure as calculated by Catalyst Paper Corporation (the "Company") might not be comparable to similarly-titled measures reported by other entities. EBITDA is presented because the Company believes it is a useful indicator of a company’s operating performance and subsequently, a company’s ability to meet debt service and capital expenditure requirements. EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity. Refer to the “Non-GAAP Measures” section for a reconciliation of this non-GAAP measure to net earnings (loss).

In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes and the term “tonne” or the symbol “MT” refers to a metric tonne.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at August 1, 2006, which is the date of filing in conjunction with the Company’s press release announcing its results for the second quarter of 2006. Disclosure contained in this document is current to that date, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements. Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof. These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances. Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them. A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, our ability to successfully obtain performance improvements and cost savings, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, our ability to obtain financing and other factors beyond the Company’s control. Additional information concerning these and other factors can be found in section 12.0 of this MD&A under the heading "Risks and Uncertainties". The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

1

1.0	CORPORATE OVERVIEW AND HIGHLIGHTS

	1.1	Second Quarter Overview

The second quarter included a number of positive events for the Company which led to net earnings of $42.4 million. The U.S. economy continued its strong performance with robust retail sales continuing to lead the way. Key drivers of the positive results were the European benchmark pulp price approaching a six-year high and generally higher prices for the Company’s paper products. Other factors included a favourable tax adjustment related to a reduction in the federal corporate income tax rate and a significant foreign exchange gain on the translation of U.S.-dollar-denominated debt as a result of the rising Canadian dollar. The Company also benefited from continued progress on performance improvement initiatives.

The second quarter was not without its challenges. The Canadian dollar hit a 28-year high negatively impacting the Company’s sales, which are primarily made in U.S. dollars, thereby reducing operating earnings. The Company continued its efforts to mitigate the impact of the high Canadian dollar with its performance improvement program. Markets for the Company’s specialty paper products were mixed in the second quarter. Coated paper prices weakened for a second consecutive quarter. Uncoated mechanical markets were tight, driven by high supply-adjusted operating rates, and led to an announced price increase of US$40 per ton for the Company’s soft-calendered (“SC”) grades effective July 1. Directory paper demand remained relatively strong with spot prices moving up during the quarter.

Newsprint consumption continued to decline in the second quarter due to decreases in circulation, average basis weights and ad lineage. Nevertheless, recent cost related mill closures in North America have led to high operating rates, which continued to support upward pressure on newsprint prices during the quarter. The February 1 price increase has settled between US$20 and US$25 per tonne, with a new US$40 per tonne price increase announced by the Company for effect August 1.

Pulp markets continued to strengthen during the second quarter due in part to the impact of cost related pulp mill closures in North America. The Northern Bleached Softwood Kraft (“NBSK”) pulp benchmark price continued to rise, and further price increases were announced for July 1, 2006.

Strong box shipments and low containerboard inventories kept kraft paper prices trending upwards during the quarter. The previously announced US$30 per ton price increase was secured in the quarter.

In the second quarter of 2006, the Company’s $70 million performance improvement program delivered an additional $19 million in EBITDA improvements, bringing year-to- date improvements to $32 million. The improvements resulted primarily from product optimization, reduced energy usage, and productivity gains.

2

1.2	Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006			2005
	Q1 [1]	Q2	YTD	Q1 [1]	Q2 [1]	Q3 [1]	Q4 [1]	TOTAL [1]
Sales	$456.3 $	469.6	$925.9	$462.7	$439.0	$450.3	$471.9	$1,823.9
EBITDA [2]	47.3	52.4	99.7	33.6	25.4	47.9	48.3	155.2
EBITDA margin [2,3]	10.4%	11.2%	10.8%	7.3%	5.8%	10.6%	10.2%	8.5%
Operating earnings (loss)	(15.9)	6.1	(9.8)	(10.7)	(19.5)	2.8	2.3	(25.1)
Net earnings (loss)	(23.6)	42.4	18.8	(21.8)	(30.0)	34.2	(8.0)	(25.6)
Net earnings (loss) per share (in
dollars) – basic and diluted	$(0.11)	$0.20	$0.09	$(0.10)	$(0.14)	$0.16	$(0.04)	$(0.12)
Sales (000 tonnes)
Specialty papers	235.1	237.8	472.9	238.0	219.9	235.0	250.0	942.9
Newsprint	181.1	178.4	359.5	180.7	169.2	169.9	187.3	707.1
Total paper	416.2	416.2	832.4	418.7	389.1	404.9	437.3	1,650.0
Pulp	153.4	171.4	324.8	150.6	150.3	157.7	144.4	603.0
Total sales	569.6	587.6	1,157.2	569.3	539.4	562.6	581.7	2,253.0
Production (000 tonnes)
Specialty papers	235.7	244.2	479.9	237.5	228.6	242.3	240.9	949.3
Newsprint	183.9	179.6	363.5	176.7	167.4	167.9	187.5	699.5
Total paper	419.6	423.8	843.4	414.2	396.0	410.2	428.4	1,648.8
Pulp	153.1	155.6	308.7	142.3	141.4	157.1	150.1	590.9
Total production	572.7	579.4	1,152.1	556.5	537.4	567.3	578.5	2,239.7

Average spot foreign exchange
Rate C$/US$ [4]	1.155	1.121	1.138	1.227	1.244	1.201	1.173	1.212
Period-end spot foreign
exchange rate C$/US$ [5]	1.167	1.115	1.115	1.210	1.226	1.161	1.166	1.166
Effective foreign exchange rate
C$/US$ [6]	1.172	1.147	1.159	1.265	1.267	1.221	1.206	1.239
Common shares (millions)
At period-end	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6
Weighted average	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6

1	Effective January 1, 2006, the Company reclassified kraft paper out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.
2	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
3	EBITDA margin is defined as EBITDA as a percentage of sales.
4	Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.
5	Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.
6	Effective foreign exchange rate represents a blended rate which takes account of the applicable spot rates and the Company’s revenue hedging program in the period.

3

1.3	Overview of the Business

The Company is the fourth largest North American based producer of newsprint and uncoated mechanical groundwood specialty papers, measured by production capacity. It is also the largest producer of coated and uncoated specialty papers and newsprint, and the only producer of lightweight coated paper, on the west coast of North America. The Company is the largest producer of directory paper in the world by capacity, and operates the largest paper recycling operation in Western Canada. It also has a significant presence in most major international markets, serving customers in countries around the world. The Company’s business includes printing papers and market pulp, operating in the following three business segments:

Specialty papers

The specialty papers segment consists of soft-calendered and machine finished ("MF") hi-brite uncoated, lightweight coated and directory paper grades. These groundwood specialty paper grades are manufactured on nine[1] paper machines at Crofton, Elk Falls, Port Alberni and Powell River. The specialty papers business segment has a total production capacity of 1,004,000 tonnes.

Specialty papers is the Company’s largest business segment, representing approximately 47% of consolidated sales revenue for the first six months of 2006. The Company’s customer base consists primarily of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. Specialty paper products are sold primarily through the Company’s sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In the six months ended June 30, 2006, approximately 95% of specialty paper sales volumes were made to customers in North America. Specialty paper is shipped by a combination of ship, barge, rail and truck.

Newsprint

Newsprint is currently produced on five[1] paper machines at Crofton, Elk Falls and Powell River. The segment has a total annual production capacity of 701,000 tonnes. During the first quarter of 2006, the Company permanently closed its Port Alberni No. 3 (“A3”) paper machine, which was indefinitely idled in February 2005.

Newsprint sales represented approximately 30% of consolidated sales revenue for the first six months of 2006. The newsprint customer base consists primarily of newsprint publishers located in Western and Central North America and Asia. In the six months ended June 30, 2006, approximately 87% of newsprint sales volumes were to customers in North America and Asia. Newsprint is shipped by deep-sea vessel, and by a combination of ship, barge, rail and truck for inland destinations.

1 The Company has 11 paper machines. The number of machines noted in the segments above reflects the ability of the Company’s machines to switch between newsprint and specialty paper grades.

4

Pulp

The pulp segment is comprised of sawdust-based pulp and kraft paper, manufactured at the Elk Falls mill, and NBSK pulp, manufactured at the Crofton mill. The segment has a total production capacity of 646,000 tonnes.

Pulp and kraft paper sales represented approximately 23% of consolidated sales revenue for the first six months of 2006. The pulp customer base includes producers of tissue, magazine papers, woodfree printing and writing papers, and certain specialty paper products located primarily in Asia and Europe. The kraft paper customer base consists primarily of corrugated box manufacturers. Pulp and kraft paper products are sold primarily through sales and marketing personnel in Canada and Japan, and through a network of agents in locations throughout the world. In the six months ended June 30, 2006, approximately 79% of pulp and kraft paper sales volumes were made to customers in Europe, Asia and Australasia. The Crofton and Elk Falls pulp mills are located on tidewater and have deep-sea vessel loading facilities. Pulp and kraft paper are shipped by both break-bulk on deep-sea vessels and container shipment.

The Company also operates the largest paper recycling operation in Western Canada, in support of its business segments. This facility has a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally.

The chart below illustrates the Company’s principal paper and pulp products, applications and annual 2006 capacity.

PRODUCT PROFILE
	Specialty Paper Grades				Newsprint	Pulp
Category	Uncoated Papers		Coated Paper	Directory	Newsprint	Kraft Paper	Market Pulp
	Soft-Calendered	Machine-Finished
Brand Name	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Marathon	Silverliner Platinumliner Chromium-liner Bronzeliner	Elk Prime Crofton Kraft
Basis Weight (g/m2)	36.6 – 52	45 – 66.5	44.4 – 63.6	28 – 40	43 – 48.8	127 – 270	n/a
Applications	Magazines, Supplements, Catalogues, Inserts, Flyers, Directories	Magazines, Supplements, Inserts, Flyers, Direct mail, PR and corporate communication books/manuals	Magazines, Catalogues, Inserts, Flyers, Direct mail	Telephone books, Airline schedules, Catalogues	Newspapers, Inserts, Flyers, Supplements, Directories, Timetables	Packaging applications	Tissue, Freesheet, Specialty paper, Whitetop linerboard
Capacity (tonnes)	466,000[2]		223,000	315,000[2]	701,000 1, 2	137,000	509,000
% of Total Capacity	20%		9%	13%	30%	6%	22%

1

During the first quarter of 2006, the Company permanently closed its Port Alberni No. 3 paper machine, which was indefinitely idled in February 2005. The permanent closure has been assumed to be effective January 1, 2006, and, accordingly, 140,000 tonnes of previously idled newsprint capacity has been excluded from the above capacity.

2	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.

5

1.4	2006 Strategy Update

The Company’s long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of value-added groundwood printing papers and related products.

The 2006 performance improvement program, the Company’s fifth consecutive annual program, delivered $19 million in realized savings during the second quarter of 2006, bringing the year-to-date improvements to $32 million. The 2006 performance improvement program is aimed at generating $70 million in year-over-year EBITDA improvements across all areas of the Company. Improvements have been identified in the areas of productivity, product optimization and cost reduction.

2006 Performance Improvement Program Initiatives
(All amounts are pre-tax and in millions of dollars)	2006 Achievement (YTD)	2006 Goal (Year)

Productivity improvements Product optimization Chemical usage Energy usage Fibre optimization Freight optimization Kraft usage Other	$9 9 1 5 6 1 - 1	$24 9 6 6 8 4 2 11

Total performance improvement program	$32	$70

1.5	Consolidated Results of Operations

Three Months ended June 30, 2006 compared to Three Months ended March 31, 2006 Sales

Sales for the current quarter of $469.6 million were up 2.9%, compared to $456.3 million in the previous quarter. The positive impact of higher average transaction prices for most products, particularly pulp, and higher pulp sales volumes more than offset the negative impact of the strengthening Canadian dollar.

EBITDA

EBITDA for the current quarter of $52.4 million was up $5.1 million, or 10.8%, from $47.3 million in the previous quarter. Higher product prices coupled with performance improvements were partially offset by the adverse impact of the stronger Canadian dollar and higher planned maintenance shutdown costs.

6

The following table summarizes the key changes in EBITDA from Q1, 2006 to Q2, 2006:

(In millions of dollars)
Q1, 2006 EBITDA	$47.3
Improved paper prices Improved pulp prices Performance improvements Impact of stronger Canadian dollar, net of hedging program Annual planned maintenance shutdown costs Other, net	3.2 9.9 5.9 (8.4 (6.9 1.4	) )
Q2, 2006 EBITDA	$52.4

Operating earnings (loss)

The Company recorded operating earnings of $6.1 million for the current quarter, compared to an operating loss of $15.9 million for the previous quarter. The improvement in operating earnings resulted primarily from the absence of the $17.6 million impairment loss related to the permanent closure of the A3 paper machine recorded in the first quarter, as well as the aforementioned stronger financial performance.

Net earnings (loss)

Net earnings for the current quarter were $42.4 million ($0.20 per common share) compared to net loss of $23.6 million ($0.11 per common share) in the previous quarter. The current quarter included a $26.2 million ($0.12 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to a $0.3 million (less than $0.01 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt for the previous quarter. Net earnings for the current quarter also included a $22.9 million ($0.11 per common share) release of future income taxes related to the reduction in the federal corporate income tax rate. Net loss for the previous quarter included an $11.6 million ($0.05 per common share) after-tax impairment loss.

Net loss before the abovementioned items for the current quarter was $6.7 million ($0.03 per common share) compared to a net loss before the abovementioned items of $11.7 million ($0.05 per common share) in the previous quarter.

Three Months ended June 30, 2006 compared to Three Months ended June 30, 2005 Sales

Sales for the current quarter of $469.6 million were up 7.0% from sales of $439.0 million in the same quarter last year. The positive impact on sales from higher prices across all paper and pulp products, except coated papers, higher sales volume and a higher-value customer and grade mix, more than offset the negative impact of the stronger Canadian dollar.

EBITDA

EBITDA for the current quarter of $52.4 million was up $27.0 million from $25.4 million in the same quarter last year. The positive impact from higher paper and pulp prices, lower planned maintenance shutdown costs, and performance improvements, including significant productivity gains, more than offset the stronger Canadian dollar.

7

The following table summarizes the key changes in EBITDA from Q2, 2005 to Q2, 2006:

(In millions of dollars)
Q2, 2005 EBITDA
Improved paper prices
Improved pulp prices
Impact of stronger Canadian dollar, net of hedging program
Annual planned maintenance shutdown costs
Other, primarily performance improvements	$25.4 16.6 14.5 (40.1 15.1 20.9)
Q2, 2006 EBITDA	$52.4

Operating earnings (loss)

The Company recorded operating earnings of $6.1 million for the current quarter, compared to an operating loss of $19.5 million in the same quarter last year. The $25.6 million increase was primarily related to the $27.0 million improvement in EBITDA noted above.

Net earnings (loss)

Net earnings for the current quarter were $42.4 million ($0.20 per common share) compared to net loss of $30.0 million ($0.14 per common share) for the same quarter last year. Net earnings for the current quarter included a $26.2 million ($0.12 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to an after-tax foreign exchange loss of $6.4 million ($0.03 per common share) for the same period in 2005. Net earnings for the current quarter also included a $22.9 million ($0.11 per common share) release of future income taxes related to the reduction in the federal corporate income tax rate.

Net loss before the abovementioned items for the current quarter was $6.7 million ($0.03 per common share) compared to a net loss of $23.6 million ($0.11 per common share) before the abovementioned items in the same quarter last year.

Six Months ended June 30, 2006 compared to Six Months ended June 30, 2005 Sales

Sales in the current six-month period totalled $925.9 million, up 2.7%, or $24.2 million compared to $901.7 million in the same six-month period last year. The positive impact on sales from improved prices across all paper and pulp grades was partially offset by the negative impact of the stronger Canadian dollar.

EBITDA

EBITDA for the current period totalled $99.7 million, up $40.7 million from $59.0 million in the same period last year. The positive impact from higher paper and pulp prices, performance improvements, and lower planned maintenance shutdown costs more than offset the stronger Canadian dollar.

8

The following table summarizes the key changes in EBITDA from Q2 YTD, 2005 to Q2 YTD, 2006:

(In millions of dollars)
Q2 YTD, 2005 EBITDA
Improved paper prices
Improved pulp prices
Impact of stronger Canadian dollar, net of hedging program
Annual planned maintenance shutdown costs
Other, primarily performance improvements	$59.0 34.3 13.4 (69.3 13.7 48.6)
Q2 YTD, 2006 EBITDA	$99.7

Operating earnings (loss)

The Company recorded an operating loss of $9.8 million for the current period, compared to an operating loss of $30.2 million in the same period last year. The improvement was mainly related to the $40.7 million improvement in EBITDA noted above. The $17.6 million impairment loss related to the permanent closure of the A3 paper machine in Q1, 2006 partially offset this improvement.

Net earnings (loss)

Net earnings for the current period were $18.8 million ($0.09 per common share) compared to net loss of $51.8 million ($0.24 per common share) for the same period last year. Net earnings for the current period included a $25.9 million ($0.12 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt and an $11.6 million ($0.05 per common share) after-tax impairment loss. Net earnings for the current period also included a $22.9 million ($0.11 per common share) release of future income taxes related to the reduction in the federal corporate income tax rate. Net loss for the previous period included an after-tax foreign exchange loss of $9.0 million ($0.04 per common share).

Net loss before the abovementioned items for the current period was $18.4 million ($0.09 per common share) compared to a net loss before the abovementioned items of $42.8 million ($0.20 per common share) in the previous period.

9

2.0	SEGMENTED RESULTS OF OPERATIONS

	2.1	Specialty Papers

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006			2005
	Q1 [1]	Q2	YTD	Q1 [1]	Q2 [1]	Q3 [1]	Q4 [1]	TOTAL [1]
Sales	$220.8	$218.6	$439.4	$226.1	$211.7	$223.9	$238.8	$900.5
EBITDA [2]	29.1	25.7	54.8	25.5	24.5	33.7	32.1	115.8
EBITDA margin [2,3]	13.2%	11.8%	12.5%	11.3%	11.6%	15.1%	13.4%	12.9%
Operating earnings (loss)	6.6	2.8	9.4	2.5	2.1	10.9	9.3	24.8

Sales (000 tonnes)	235.1	237.8	472.9	238.0	219.9	235.0	250.0	942.9
Production (000 tonnes)	235.7	244.2	479.9	237.5	228.6	242.3	240.9	949.3
Average sales revenue per tonne	$939	$920	$929	$950	$963	$953	$956	$955
Average cash costs per tonne [4]	815	811	813	843	852	809	827	832
SC-A paper, 35 lb. (US$/ton) [5]	780	785	780	745	770	780	780	769
LWC paper, No. 5, 40 lb. (US$/ton) [5]	875	852	862	790	837	880	880	846
Telephone directory paper, 22.1 lb. (US$/ton) [5]	715	720	717	675	675	675	675	675

1	Effective January 1, 2006, the Company reclassified kraft paper out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.
2	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
3	EBITDA margin is defined as EBITDA as a percentage of sales.
4	Average cash costs per tonne for these purposes consist of cost of sales and selling, general and administration (“SG&A”).
5	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

2.1.1	Segment Overview

Market conditions for the Company’s specialty paper products were mixed in the second quarter.

Weak coated mechanical demand and pricing continued for a second consecutive quarter as a result of slower magazine and catalogue demand, high mill inventories and some grade switching to SC-A grades. Average benchmark prices for lightweight coated (“LWC”) were down US$23 per ton, or 2.6%, compared to the previous quarter. Compared to the same quarter last year, the average benchmark price was up US$15 per ton, or 1.8% with price increases in the second half of 2005 more than offsetting the drop-off in pricing since the beginning of 2006.

North American uncoated mechanical paper shipments were down in the quarter in part due to supply disruptions and slightly lower insert circulation. The supply adjusted operating rate was 96% and resulted in tight uncoated mechanical market conditions. Through June, year-over-year demand decreased 3.2%. Prices remained firm during the quarter due to strong operating rates on a supply adjusted basis. The average benchmark price for SC-A increased US$15 per ton, or 1.9%, from the same quarter last year. The Company announced a US$40 per ton price increase on its SC grades, effective July 1.

10

Directory demand through June remained relatively strong, increasing by 6% year-over-year after adjusting for basis weight changes. The strong demand was due to growth in the number of directories published through May compared to 2005. In addition, a portion of the growth was due to the timing of Large Publisher books, as more were published through May compared to the same period last year. Contract pricing, which comprises most of the Company’s business, remained firm for the year. Compared to the same quarter last year, the average benchmark price was up US$45 per ton, or 6.7% from 2005. The Company announced a US$40 per ton spot price increase effective July 1.

Operational Performance

Three Months ended June 30, 2006 compared to Three Months ended March 31, 2006

The specialty papers business recorded operating earnings of $2.8 million on sales of $218.6 million in the current quarter, compared to operating earnings of $6.6 million on sales of $220.8 million in the previous quarter. EBITDA for the current quarter was $25.7 million, a $3.4 million decrease from $29.1 million recorded in the previous quarter.

Sales volume of 237,800 tonnes in the current quarter were slightly higher compared to the previous quarter.

Average sales revenue in the current quarter of $920 per tonne decreased $19 per tonne from the previous quarter. This was largely due to the stronger Canadian dollar and weaker coated paper prices which more than offset the upwards trend in uncoated and directory paper prices in the current quarter.

Average cash costs in the current quarter were $811 per tonne, a slight improvement compared to the previous quarter.

Three Months ended June 30, 2006 compared to Three Months ended June 30, 2005

The specialty papers business recorded operating earnings of $2.8 million on sales of $218.6 million in the current quarter, compared to operating earnings of $2.1 million on sales of $211.7 million for the same quarter last year. EBITDA for the current quarter was $25.7 million, a $1.2 million increase from $24.5 million recorded in the same quarter last year.

Sales volume of 237,800 tonnes in the current quarter was 17,900 tonnes, or 8.1% higher than sales volume of 219,900 tonnes in the same quarter last year, largely reflecting the growth of the Company’s uncoated paper grades.

Average sales revenue in the current quarter was $920 per tonne, a decrease of $43 per tonne from the same quarter last year. The adverse impacts of the stronger Canadian dollar and, to a lesser extent, weaker coated paper prices, were partially offset by stronger prices for uncoated and directory grades and an improved customer and grade mix. Average cash costs in the current quarter were $811 per tonne, an improvement of $41 per tonne compared to the same quarter last year. Savings from performance improvements, lower chip prices, and lower planned maintenance spending accounted for the majority of the improvement.

11

Six Months ended June 30, 2006 compared to Six Months ended June 30, 2005

The specialty papers business recorded operating earnings of $9.4 million on sales of $439.4 million in the current six-month period, compared to operating earnings of $4.6 million on sales of $437.8 million for the same period last year. EBITDA for the current six-month period was $54.8 million, a $4.8 million increase from $50.0 million recorded in the same period last year.

Sales volume of 472,900 tonnes in the current period increased 15,000 tonnes, or 3.3%, from the same period last year largely due to higher uncoated sales volumes.

Average sales revenue in the current period was $929 per tonne, a decrease of $27 per tonne from the $956 per tonne recorded in the same period last year. Higher transaction prices across all grades and customer and grade mix improvements were more than offset by the adverse impact of the stronger Canadian dollar.

Average cash costs in the current period were $813 per tonne, an improvement of $34 per tonne compared to $847 for the same period last year. Savings from performance improvements and reduced chip prices more than offset higher energy prices.

2.2	Newsprint

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006			2005
	Q1	Q2	YTD	Q1	Q2	Q3	Q4	TOTAL
Sales	$137.2	$135.4	$272.6	$133.0	$127.1	$127.1	$141.9	$529.1
EBITDA [1]	19.8	19.3	39.1	9.9	12.7	14.7	20.8	58.1
EBITDA margin [1,2]	14.4%	14.3%	14.3%	7.4%	10.0%	11.6%	14.7%	11.0%
Operating earnings (loss)	(9.9)	7.4	(2.5)	(0.9)	1.4	3.4	8.4	12.3
Sales (000 tonnes)	181.1	178.4	359.5	180.7	169.2	169.9	187.3	707.1
Production (000 tonnes)	183.9	179.6	363.5	176.7	167.4	167.9	187.5	699.5
Average sales revenue per tonne	$758	$759	$758	$736	$752	$748	$758	$748
Average cash costs per tonne [3]	647	651	649	682	677	662	647	666
Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [4]	640	651	645	571	589	612	627	600

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2	EBITDA margin is defined as EBITDA as a percentage of sales.
3	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
4	Benchmark selling prices are sourced from RISI.

2.2.1	Segment Overview

North American newsprint demand continued its downturn in the quarter, with total U.S. consumption down 5.4% through June year over year. Approximately one-quarter of the decline in consumption was due to an ongoing publisher shift to lower basis weights, a shift the Company views as favourable. As a result of recent capacity closures and machine conversions, operating rates remained high which kept prices trending upwards in the second quarter. The US$40 per tonne price increase announced February 1 settled in the second quarter between US$20 and US$25 per tonne. A further US$40 per tonne price increase was announced late in the quarter for effect August 1. The average U.S. newsprint benchmark price in the second quarter was up US$62 per tonne, or 10.5%, compared to the same quarter last year.

12

In March 2006, the Company decided to permanently close its A3 paper machine and ancillary assets. The closure impacted 140,000 tonnes of previously idled newsprint capacity resulting in a $17.6 million impairment loss that was recorded as an increase in amortization in the previous quarter.

2.2.2	Operational Performance

Three Months ended June 30, 2006 compared to Three Months ended March 31, 2006

The newsprint business recorded operating earnings of $7.4 million on sales of $135.4 million in the current quarter, compared to an operating loss of $9.9 million on sales of $137.2 million in the previous quarter. The improvement in operating earnings resulted primarily from the absence of the $17.6 million impairment loss related to the permanent closure of the A3 paper machine in the first quarter. EBITDA for the current quarter was $19.3 million, a $0.5 million decrease from $19.8 million recorded in the previous quarter.

Sales volume of 178,400 tonnes in the current quarter was down slightly from the previous quarter.

Average sales revenue in the current quarter of $759 per tonne was consistent with the previous quarter, with modest price gains offsetting the negative impact of the stronger Canadian dollar.

Average cash costs of $651 per tonne were largely consistent with the previous quarter.

Three Months ended June 30, 2006 compared to Three Months ended June 30, 2005

The newsprint business recorded operating earnings of $7.4 million on sales of $135.4 million for the current quarter, compared to operating earnings of $1.4 million on sales of $127.1 million for the same quarter last year. Current quarter EBITDA of $19.3 million was up $6.6 million from EBITDA of $12.7 million recorded for the same quarter last year.

Sales volume in the current quarter of 178,400 tonnes was up 9,200 tonnes, or 5.4%, compared to 169,200 tonnes in the same quarter last year, largely due to productivity improvements.

Average sales revenue in the current quarter of $759 per tonne increased $7 per tonne from the same quarter last year with higher transaction prices more than offsetting the impact of the stronger Canadian dollar.

13

Average cash costs in the current quarter were $651 per tonne, an improvement of $26 per tonne from the same quarter last year primarily due to reduced planned maintenance spending and savings from performance improvements.

Six Months ended June 30, 2006 compared to Six Months ended June 30, 2005

The newsprint business recorded an operating loss of $2.5 million on sales of $272.6 million for the current six-month period, compared to operating earnings of $0.5 million on sales of $260.1 million for the same period last year. The decline in operating earnings resulted primarily from the $17.6 million impairment loss related to the permanent closure of the A3 paper machine in 2006, which more than offset the increase in EBITDA. Current period EBITDA of $39.1 million was up $16.5 million from EBITDA of $22.6 million recorded for the same period last year.

Sales volume in the current period of 359,500 tonnes was up 9,600 tonnes, or 2.7%, compared to 349,900 tonnes in the same period last year, for the most part reflecting productivity improvements.

Average sales revenue in the current period of $758 per tonne increased $15 per tonne from the same period last year, as higher prices more than offset the impact of the stronger Canadian dollar.

Average cash costs in the current period were $649 per tonne, an improvement of $30 per tonne from the same period last year. Savings from performance improvements, lower chip prices, and the absence of restructuring costs of $6 million recorded in 2005 were the primary drivers of the improvement.

14

2.3	Pulp

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006			2005
	Q1 [1]	Q2	YTD	Q1 [1]	Q2 [1]	Q3 [1]	Q4 [1]	TOTAL [1]
Sales	$98.3	$115.6	$213.9	$103.6	$100.2	$99.3	$91.2	$394.3
EBITDA [2]	(1.6)	7.4	5.8	(1.8)	(11.8)	(0.5)	(4.6)	(18.7)
EBITDA margin [2,3]	(1.6% )	6.4%	2.7%	(1.7% )	(11.8% )	(0.5% )	(5.0% )	(4.7% )
Operating earnings (loss)	(12.6)	(4.1)	(16.7)	(12.3)	(23.0)	(11.5)	(15.4)	(62.2)

Sales (000 tonnes)	153.4	171.4	324.8	150.6	150.3	157.7	144.4	603.0
Production (000 tonnes)	153.2	155.6	308.7	142.3	141.4	157.1	150.1	590.9

Average sales revenue per tonne	$641	$674	$658	$688	$666	$630	$632	$654
Average cash costs per tonne [4]	652	630	640	699	745	633	664	684
NBSK pulp, Northern Europe delivery (US$/tonne) [5]	618	665	642	640	613	587	600	611

1	Effective January 1, 2006, the Company reclassified kraft paper out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.
2	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
3	EBITDA margin is defined as EBITDA as a percentage of sales.
4	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
5	Benchmark selling prices are sourced from RISI.

2.3.1	Segment Overview

In the second quarter, pulp demand remained strong while capacity contraction continued as some producers closed uncompetitive mills in North America. This helped push the European benchmark pulp price to a level approaching those last seen in early 2001. However, the weak U.S. dollar has significantly eroded the impact of these gains for Canadian and European producers. Global pulp shipments through June increased 5.8% year over year. This primarily reflected strong shipments to China and Western Europe, up 16.9% and 5.7%, respectively. A US$20 per tonne price increase has been announced effective July 1 in Europe and China. Average Northern Europe NBSK pulp benchmark prices were up approximately US$52 per tonne, or 8.5%, compared to the same quarter in 2005.

Kraft paper demand continued to be strong in the second quarter as a result of strong box shipments and low inventories. This led to the previously announced US$30 per ton price increase for white-top linerboard being secured during the quarter. North American kraft linerboard demand through June was up 2.8% year-over-year. U.S. box shipments increased 3.2% year over year through June, and total North American mill and box plant containerboard inventory was 7.8%, or 202,000 tonnes, lower year over year.

15

2.3.2	Operational Performance

Three Months ended June 30, 2006 compared to Three Months ended March 31, 2006

The pulp and kraft paper business recorded an operating loss of $4.1 million on sales of $115.6 million in the current quarter, compared to an operating loss of $12.6 million on sales of $98.3 million in the previous quarter. EBITDA improved by $9.0 million to $7.4 million in the current quarter from negative EBITDA of $1.6 million in the previous quarter.

Sales volume reached 171,400 tonnes in the current quarter, an increase of 18,000 tonnes, or 11.7%, from the previous quarter primarily reflecting the timing of pulp shipments. Average sales revenue in the current quarter was $674 per tonne, an increase of $33 per tonne from the previous quarter, with improved period-over-period pricing more than offsetting the stronger Canadian dollar.

Average cash costs in the current quarter were $630 per tonne, an improvement of $22 per tonne from the previous quarter. Savings from performance improvements were partially offset by the annual planned maintenance shutdown of the kamyr digester and the No.3 recovery boiler at the Crofton mill during the quarter.

Three Months ended June 30, 2006 compared to Three Months ended June 30, 2005

The pulp and kraft paper business recorded an operating loss of $4.1 million on sales of $115.6 million in the current quarter, compared to an operating loss of $23.0 million on sales of $100.2 million for the same quarter last year. EBITDA of $7.4 million improved $19.2 million from negative EBITDA of $11.8 million recorded for the same quarter last year.

Sales volume of 171,400 tonnes in the current quarter increased 21,100 tonnes, or 14.0%, compared to sales volume of 150,300 tonnes in the same quarter last year primarily reflecting lower planned maintenance downtime in the current quarter and the timing of shipments.

Average sales revenue in the current quarter of $674 per tonne increased $8 per tonne from the same quarter last year largely due to stronger transaction prices which more than offset the stronger Canadian dollar.

Average cash costs in the current quarter were $630 per tonne, an improvement of $115 per tonne from the same quarter last year. Lower maintenance spending as a result of the timing of planned maintenance shutdowns contributed to the improvement. In 2006, overall maintenance spending will be more evenly distributed throughout the year compared to 2005 when the majority of planned shutdowns occurred in the second quarter. Other positive factors included lower chip prices and lower energy costs.

Six Months ended June 30, 2006 compared to Six Months ended June 30, 2005

The pulp and kraft paper business recorded an operating loss of $16.7 million on sales of $213.9 million in the current six-month period, compared to an operating loss of $35.3 million on sales of $203.8 million for the same six-month period last year. EBITDA of $5.8 million improved $19.4 million from negative EBITDA of $13.6 million recorded for the same period last year.

16

Sales volume of 324,800 tonnes in the current period increased 23,900 tonnes, or 7.9%, compared to sales volume of 300,900 tonnes in the same period last year largely due to lower production resulting from the timing of planned maintenance shutdowns.

Average sales revenue in the current period of $658 per tonne was down $19 per tonne from the same period last year largely due to the unfavourable impact of the Canadian dollar more than offsetting improved transaction prices.

Average cash costs in the current period were $640 per tonne, a decrease of $82 per tonne, or 11.4%, from the same period last year. Savings from performance improvements and lower chip prices were the primary factors accounting for the improvement. In addition, lower maintenance spending related to the timing of planned annual shutdowns contributed to the decrease. In 2006, planned maintenance spending will be more evenly distributed throughout the year compared to 2005.

3.0	LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006			2005
	Q1	Q2	YTD	Q1	Q2	Q3	Q4	TOTAL
Cash provided by operating activities (before
changes in non-cash operating working capital)	$43.3	$28.4	$71.7	$26.0	$15.4	$17.5	$45.6	$104.5
Changes in non-cash operating working capital	(1.9)	18.2	16.3	5.2	16.3	(39.3)	6.3	(11.5)
Cash provided by operating activities	41.4	46.6	88.0	31.2	31.7	(21.8)	51.9	93.0
Cash flows used by investing activities	(10.6)	(16.8)	(27.4)	(11.0)	(33.7)	(23.4)	(24.9)	(93.0)
Cash flows provided (used) by financing activities	(15.2)	(8.3)	(23.5)	(8.2)	(8.1)	17.3	(27.0)	(26.0)

Capital spending	11.8	17.5	29.3	11.4	34.5	23.8	25.5	95.2
Amortization [1]	63.2	46.3	109.5	44.3	44.9	45.1	46.0	180.3
Capital spending as % of amortization	19%	38%	25%	26%	77%	53%	55%	53%
Total debt to total capitalization [2,3]	46%	44%	44%	46%	47%	46%	46%	46%
Net debt to net capitalization [4,5]	46%	43%	43%	45%	47%	46%	46%	46%

1	Quarter 1, 2006 amortization expense includes a $17.6 million impairment loss related to the permanent closure of the A3 paper machine.
2	Total debt comprises long-term debt, including current portion.
3	Total capitalization comprises total debt and shareholders’ equity.
4	Net debt comprises total debt, less cash on hand.
5	Net capitalization comprises net debt and shareholders’ equity.

The Company’s principal cash requirements are for working capital, capital expenditures and interest payments on the Company’s debt. Cash outflows are funded through operations and where necessary, through the revolving operating facility (the “Facility”). If necessary, liquidity requirements may be funded through the issuance of debt, equity or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions. The Company believes that the cash flow from operations and the Facility will be sufficient to meet the Company’s anticipated capital expenditures and debt repayment obligations in the near and intermediate term.

17

3.1	Operating Activities

Cash provided by operating activities in the current quarter was $46.6 million, compared to cash provided of $41.4 million in the previous quarter, and cash provided of $31.7 million in the same quarter last year. The increase of $5.2 million from the previous quarter was mainly due to lower working capital requirements being partially offset by payments to settle maturing debt hedge positions. The increase of $14.9 million from the same quarter last year was primarily due to lower working capital requirements and the $27.0 million increase in EBITDA being partially offset by payments to settle maturing debt hedge positions. On a year-over-year basis, cash provided by operating activities totalled $88.0 million, compared to $62.9 million for the same period in 2005.

3.2	Investing Activities

Cash used for investing activities in the current quarter totalled $16.8 million, which was an increase from cash used of $10.6 million in the previous quarter, and a decrease from cash used of $33.7 million in the same quarter last year. Investing activities is largely comprised of capital spending. Consequently, movements in cash are primarily due to changes in capital spending. On a year-over-year basis, cash used for investing activities totalled $27.4 million, compared to $44.7 million.

The current quarter’s capital spending was $17.5 million. In addition to various small high-return capital projects, the current quarter’s spending included several energy related projects including dryer upgrades at Port Alberni and turbine upgrades at PREI. The Company also undertook a number of small projects for the purposes of increasing product quality. In support of its information technology infrastructure, the Company also completed an upgrade to its primary business system, SAP.

Capital expenditures are expected to approximate $100 million for the year.

3.3	Financing Activities

Cash used by financing activities was $8.3 million in the current quarter, compared to cash used of $15.2 million in the previous quarter and cash used of $8.1 million in the same quarter last year. The primary reason for the change from the prior quarter was the absence of the $6.5 million repayment on the Company’s Facility made in the first quarter. Cash used for financing activities in the current quarter was consistent with the same quarter in the prior year. On a year-over-year basis, cash used from financing activities totalled $23.5 million, compared to cash used of $16.3 million for the same period in 2005, with the above-noted Facility repayment being the primary reason for the difference.

18

3.3.1	Debt

As of June 30, 2006, the borrowing base on the Company’s $350.0 million Facility was $335.1 million. After outstanding letters of credit of $22.7 million, $312.4 million was available to be drawn at the end of the quarter. During the quarter the term of the Facility was extended by one year, to July 2009. Total long-term debt outstanding as at June 30, 2006, was $822.1 million. The Company’s net debt to net capitalization ratio as at June 30, 2006, was 43%, down from 46% from the previous quarter. The reduction was due to the effect of the stronger Canadian dollar on the Company’s U.S.-dollar-denominated debt.

At June 30, 2006, the Company was in compliance with the covenants under both its Facility and senior notes. The Company’s Consolidated Fixed Charge Coverage Ratio (“CFCC Ratio”) under the senior note indentures calculated on a 12-month trailing average, was 2.7:1 at June 30, 2006. In the event that the CFCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also the Company’s restricted payments basket under the senior notes was negative $68 million as at June 30, 2006, (negative $69 million as at December 31, 2005) as a result of the accumulation of losses in recent years. Under the 8.625% senior notes, the Company is restricted from making certain payments, including the payment of dividends unless the balance in this basket is positive.

3.3.2	Financial Instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues, which are predominately in U.S. dollars, energy costs and long-term debt. In accordance with its financial risk management program, the Company manages its exposure to these risks through the use of financial instruments. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes. The Company does not enter into financial instruments for speculative purposes.

Revenue Risk Management Instruments

In respect of revenues, the Company uses foreign currency options and forward contracts to sell U.S. dollars. At June 30, 2006, 64% of the options and contracts are designated as hedging instruments and resulting foreign exchange translation gains and losses will be recognized concurrently with the hedged revenue in “Sales”. At period-end exchange rates, the net amount the Company would receive to settle the foreign currency options and forward contracts is $21.6 million, of which $13.6 million is included in “Prepaids and other” of which $5.9 million has been recognized and included in “Sales”, with the remaining $8.0 million not yet recorded in the financial statements. The hedging program increased “Sales” by $15.0 million in the second quarter of 2006.

At June 30, 2006, no price hedging instruments were outstanding in respect of products sold.

19

Long-term Debt Risk Management Instruments

In respect of long-term debt, the Company is party to US$43 million in forward foreign exchange contracts to acquire U.S. dollars. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $14.3 million.

Cost Risk Management Instruments

To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas exposure. The contracts are not designated as hedging instruments for accounting purposes and are reported as “Prepaids and other” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”. At period-end contract rates, the net amount the Company would receive to settle these contracts is $1.4 million, all of which is included in “Prepaids and other” and has been recognized in “Cost of sales”.

Interest Rate Swaps

The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes. At June 30, 2006, the Company has pay-floating, receive-fixed interest rate swap contracts for US$100 million, and has designated them as hedging instruments. At period-end swap rates, the net amount the Company would pay to settle these contracts is $2.6 million.

4.0	RELATED PARTY TRANSACTIONS

There were no related party transactions in the current period.

5.0	OFF-BALANCE SHEET ARRANGEMENTS

	5.1	Financial Instruments

The Company has ongoing programs with respect to financial instruments, for which the Company has elected to designate some as hedging instruments. The fair value of the following designated hedging instruments are not recorded in the financial statements.

  Sales – Foreign currency options and forward contracts having a notional principal of US$378 million with major financial institutions.

  Interest Rates – Fixed to floating interest rate swaps having a principal amount of US$100 million with major financial institutions. The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six month LIBOR plus 2.0%.

Refer to the financial instruments discussion within the “Liquidity and Capital Resources” section for further discussion of financial instruments.

20

5.2	Indemnities and Guarantees

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities. A description of these indemnities and guarantees and their impact on the Company’s results of operations and financial position for the year ended December 31, 2005, can be found on page 52 of the Company’s 2005 Annual Report. These have not changed materially since December 31, 2005.

6.0	CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company enters into certain contractual obligations related to long-term debt, and capital and operating leases. The summary of the Company’s obligations as at December 31, 2005, can be found on page 47 of the 2005 Annual Report. During the quarter, there were no material changes in the contractual obligations that are outside the ordinary course of the Company’s business.

7.0	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending June 30, 2006.

(In millions of dollars, except where otherwise stated)	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	$469.6	$456.3	$471.9	$450.3	$439.0	$462.7	$477.3	$466.8
Net earnings (loss)	42.4	(23.6)	(8.0)	34.2	(30.0)	(21.8)	13.7	28.0
Net earnings (loss) per share (in dollars) – basic and diluted	$0.20	$(0.11)	$(0.04)	$0.16	$(0.14)	$(0.10)	$0.06	$0.13

8.0	NON-GAAP MEASURES

The following measure included in this report does not have a standardized meaning under Canadian GAAP.

EBITDA (earnings before interest, taxes, depreciation and amortization, and before other non- operating income and expenses), as defined, equates to operating earnings (loss) plus amortization. The Company focuses on EBITDA as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes and capital expenditure requirements. As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance. This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.

As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other companies.

21

The following table reconciles the Company’s net earnings (loss) to EBITDA:

(In millions of dollars)	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net earnings (loss)	$42.4	$(23.6)	(8.0)	34.2	(30.0)	(21.8)	13.7	28.0
Amortization	46.3	63.2	46.0	45.1	44.9	44.3	46.4	46.3
Foreign exchange (gain) loss on translation of long-term debt	(31.6)	0.4	2.7	(38.4)	7.8	3.2	(31.2)	(41.5)
Other (income) expense, net	(0.5)	-	(0.9)	0.1	(2.8)	(0.9)	0.9	0.1
Interest expense, net	18.7	18.4	19.1	19.0	19.2	18.4	17.2	18.8
Income tax expense (recovery)	(24.4)	(11.4)	(10.6)	(12.4)	(13.8)	(9.8)	(1.7)	4.6
Non-controlling interest	1.5	0.3	-	0.3	0.1	0.2	-	-
EBITDA	$52.4	$47.3	48.3	47.9	25.4	33.6	45.3	56.3

9.0	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad/doubtful accounts and income taxes based upon currently available information. Actual results could differ from those estimates. The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 54 to 58 of the 2005 Annual Report. These have not materially changed since December 31, 2005, with the exception of “Impairment of Long-Lived Assets” described below.

In March 2006, the Company undertook an operational review of its A3 paper machine and ancillary assets, including certain assumptions around operational configurations. Based on this review, the Company decided to permanently close its A3 paper machine, and in accordance with the Canadian Institute of Chartered Accountants (“CICA”) where defined in CICA Handbook Section 3063, “Impairment of Long-Lived Assets,” the Company determined that the carrying value of the A3 paper machine and ancillary assets was not recoverable. Consequently, the Company recorded an impairment loss of $17.6 million in its newsprint segment to write down the A3 paper machine assets to their estimated fair value. The impairment loss was recorded in amortization expense. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs. Severance payments are not expected to be significant as a result of the permanent closure of the A3 paper machine, due to severance payments made and workforce restructuring that took place when the A3 paper machine was idled in February 2005.

22

10.0	CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards or changed any accounting policies in the current period.

11.0	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In April 2005, the CICA issued the following new accounting standards that impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income.

1.	Section 1530, “Comprehensive Income” defines and establishes the reporting requirements for comprehensive income.
2.	Section 3251, “Equity” replaces Section 3250, “Surplus”, and establishes standards for the presentation of changes in equity.
3.

Section 3855, “Financial Instruments - Recognition and Measurement” establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

4.

Section 3861, “Financial Instruments – Disclosure and Presentation” replaces Section 3860, “Financial Instruments – Disclosure and Presentation”, and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

5.	Section 3865, “Hedges” establishes the standards for when and how hedge accounting may be applied.

The new sections are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently in the process of evaluating the impact of the new accounting standards on the Company’s financial position, results of operations and cash flows.

12.0	RISKS AND UNCERTAINTIES

The Company produces and markets paper and pulp products that are sold globally. The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers. However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties. These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies’, trade barriers and Aboriginal land claims.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan. Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

23

A discussion of the principal uncertainties to which the Company is subject follows.

Product Prices

The Company’s markets are commodity-based and cyclical in nature. Markets for the Company's principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on specialty and newsprint grades being the greatest.

In addition, there is evidence to suggest the newsprint market is mature as declines in U.S. consumption have occurred in each of the last thirteen quarters on a year-over-year basis. The Company believes it remains well positioned to mitigate the impact of this decline, through its ability to switch grades.

Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of the Company’s production is directed to markets outside Canada, where Canadian producers generally compete with American, European and Asian producers. Many of the Company’s competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company’s competitors are lower cost producers than the mills the Company operates. To stay competitive, the Company is focused on improving productivity and reducing costs.

International Sales

A significant portion of the Company’s sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies.

Under the terms of a distribution agreement with an affiliate of Norske Skog, either party on six months notice may terminate the agreement. If the agreement is terminated, the Company will be required to replace the distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Foreign Exchange

The Company’s profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated. Fluctuations in foreign currencies affect the Company’s competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries. The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

24

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt. The Company’s hedging policy for revenues includes 33% to 67% of 0 to 12–month and 0% to 25% for 13 to 24-month U.S. dollar net exposure. The Company considers its U.S. dollar revenues to act largely as a hedge of its U.S.-dollar-denominated debt. The revenue hedge program mitigates the impact of any rapid movements in currency by 40% to 50% over the near term.

Fibre Supply

Since the Company has no significant timber holdings, operations are dependent on the supply of wood fibre from third parties, over half of which is provided by three suppliers. The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons. Market related curtailments or shutdowns can be influenced by both seasonal and cyclical factors such as raw material availability, finished goods inventory levels, or interest rates and underlying demand for lumber in key markets.

Long-term contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 70% of the Company’s pulp and paper mills’ fibre requirements. The solid wood segment of British Columbia’s coastal forest industry has undergone significant restructuring and downsizing. As a result, there is no assurance that the Company will continue to be able to access coastal fibre at the same levels achieved in the past.

The Company is currently monitoring the development of the softwood lumber agreement as there are a number of issues being addressed that may impact British Columbia’s lumber producers’ ability to fully access the U.S. market. As a result, the Company’s cost of wood fibre could be negatively impacted if its wood fibre suppliers are forced to alter their operations such that they are not able to supply wood fibre to the Company in the quantity required, or in cost effective locations.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company’s suppliers are situated. Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of old newspapers and magazines. Ownership of Western Canada’s largest paper recycling facility enables the Company to secure 100% of its recycled fibre needs from the internal recovery network. While the supply remains reliable, the pricing is determined by the market and is subject to variability.

25

Aboriginal Claims

The Company’s ability to operate its manufacturing facilities will also be affected by aboriginal groups’ claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in the Supreme Court of British Columbia. While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis.

Energy Costs

The Company is a significant consumer of electrical power and fossil fuels.

The Company’s electricity supply contracts are provincially regulated, and historically pricing has been very stable. In November 2004 there was a rate increase of approximately 5%, the first increase in 11 years. BC Hydro (the “Utility”) has announced an interim rate increase of 4.65% . The new rate, effective July 1, 2006, is subject to regulatory approval in late 2006. A further increase of 2.7% has been proposed, subject to regulatory approval, effective April 1, 2007. The Company believes that the Province’s electricity rates will continue to be low relative to other regions in North America, but going forward the Utility will be requesting rate increases on a more regular basis than in the past should the cost of new electricity sources continue to rise. Consequently, future changes in electricity prices could have a significant impact on the Company’s earnings.

Effective April 1, 2006, the Utility implemented its redesigned rate structure for industrial customers. The new rate structure will result in the Company acquiring 90% of the electricity purchased from the Utility at an annual rate that is lower than the previous regulated rate, and 10% of the electricity at an annual rate that will approximate the long-term acquisition costs paid by the Utility for incremental electricity. The change in rate structure, by design, is not expected to materially impact the Company's total cost of electricity, assuming no change to the Company’s electricity consumption, but it has been designed to motivate industrial customers to reduce their electricity consumption. Consequently, the new rate structure has provided substantial, but yet to be quantified, opportunity for cost reductions.

26

The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.

A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program. The Company’s energy hedging policy is restricted to 20-70% of the net exposure for oil and gas. In addition, the Company reduces its exposure to fossil fuel prices through the use of lower priced alternatives.

Freight charges comprise a significant portion of the Company’s cash costs, and are also dependent on oil and diesel fuel prices.

Legal Proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law. As at June 30, 2006, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

The Company and certain of its affiliates have been named, together with a number of other paper producers, in United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers. These suits were triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers. The Company believes there is no merit to the lawsuits but will nevertheless incur related costs to defend itself.

Prior Period Losses

The Company has recorded a net loss in eight of the last 12 quarters. These losses have arisen primarily as a result of the strengthening Canadian dollar. Should market conditions deteriorate to a greater extent, the Company may, over time, need to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

In particular, the Company’s pulp operations, like those of other producers, have come under increasing pressure as a result of a relatively strong Canadian dollar and market conditions that do not compensate producers for rising energy costs. While under current market projections the Company expects to operate its pulp facilities, deterioration in market conditions or unplanned capital expenditures may necessitate temporary or permanent curtailment.

Debt

The Company has a significant amount of debt, and the debt agreements contain various restrictive and financial covenants. The Company’s ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company’s future operating performance and its ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business, and other factors beyond the Company’s control may affect its ability to make these payments. In addition, the Company’s debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should the challenging market conditions continue, the Company may, over time, have to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

27

Environmental Regulation

The Company’s operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. The Company continually monitors its environmental performance and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

Labour Disruptions

Many of the Company’s suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

The majority of the Company’s pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”) unions. Collective agreements with the CEP and PPWC unions expire in April 2008. During the first quarter of 2006, the Company negotiated a new collective agreement with COPE, the smallest of the three unions, that expires April 30, 2012. The Company believes its labour relations are good and does not anticipate labour disruptions in its operations.

13.0	OUTLOOK

The U.S. economy is expected to show steady growth through the balance of 2006, but at a slower rate than the strong first half of the year. The effects of rising energy and fibre costs continue to present challenges for the industry, and the strength of the Canadian dollar remains a major concern.

The Company is expecting electricity prices to rise approximately 4.65% in the next quarter as a result of the July 1 interim rate increase announced by the Utility during the second quarter, subject to regulatory approval late in 2006. In addition, the Company will continue to watch the softwood lumber dispute and prepare for any impact it may have on British Columbia’s coastal lumber industry. The Company will continue to pursue its performance improvement initiatives to mitigate the impact of rising costs and a strong Canadian dollar.

Specialty paper market conditions are expected to improve over the balance of 2006. Demand for coated mechanical paper is expected to pick up as we reach the seasonally busy third quarter resulting in prices for coated mechanical grades firming up for the balance of 2006. Uncoated mechanical paper markets are also expected to strengthen as we move into the seasonally busy third quarter. SC prices are projected to strengthen during the remainder of the year, and a US$40 per ton price increase has been announced, effective July 1, 2006. For directory paper demand is expected to be solid leading to higher spot prices which is expected to lead to higher 2007 contract pricing.

For newsprint, the downward consumption trend is expected to continue through 2006 due to lower basis weights, and declining circulation and ad lineage. However, the market is expected to remain tight as recent mill closures keep operating rates high. The Company believes the decline in newsprint consumption is partly due to a shift by advertisers to uncoated specialty grades as growth in these grades has partially offset the decline in newsprint consumption. As a result, the Company believes that it is well positioned to address either further demand reductions, or a recovery in the newsprint market due to its ability to switch grades. The Company has announced a price increase of US$40 per tonne effective August 1, 2006.

28

NBSK pulp markets are expected to show continued strength through the third quarter. An NBSK price increase of US$20 per tonne has been announced in Europe and China effective July 1, 2006. Kraft paper demand is expected to remain strong due to steady U.S. box shipments and low inventories. Kraft paper prices are expected to remain firm in the second half of the year.

For the balance of the year, the Company is committed to achieving its performance improvement target of $70 million in year-over-year improvements in the areas of cost reduction, product optimization, and productivity improvements.

In 2006, the Company expects to spend approximately $100 million on capital projects, including approximately $4 million related to Powell River Energy Inc. (“PREI”) which will be financed primarily from PREI’s operations. The spending will be directed mostly toward rapid return projects in support of the Company’s performance improvement program. At the end of the second quarter, the Company has spent approximately $29 million and expects the remaining spending to be evenly distributed throughout the balance of the year. With respect to its annual planned maintenance, the Company expects spending to be evenly distributed throughout each of the next two quarters.

14.0	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors. The Board of Directors have read and approved this MD&A. Through discussions with management, the Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

Internal Controls

On March 10, 2006, the Canadian Securities Administrators issued Notice 52-313, “Status of Proposed MI 52-111 Reporting on Internal Control over Financial Reporting and Proposed Amended and Restated MI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Findings,” (“52-313”). 52-313 notified market participants that proposed Multilateral Instrument 52-111, “Reporting on Internal Control over Financial Reporting” will be dropped, and that Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Findings,” will be modified to require:

  Annual CEO and CFO certifications stating that they have evaluated the effectiveness of the issuer’s internal control over financial reporting as of the end of the financial year, and caused the issuer to disclose in its annual management discussion and analysis their conclusions about the effectiveness of internal control over financial reporting as of the end of the financial year based on their evaluations.

29

  The issuer will not be required to obtain from its independent auditors an internal control audit opinion concerning management’s assessment of the effectiveness of internal control over financial reporting.
  These requirements will apply to all reporting issuers, other than investment funds, in all Canadian jurisdictions.
  The earliest these requirements will apply is in respect of financial years ending on or after December 31, 2007.

As a result of the changes highlighted in 52-313, the Company’s CEO and CFO will be required to certify as to the design of the Company’s internal controls over financial reporting for the fiscal year ended December 31, 2006, and the certification as to the effectiveness of internal controls over financial reporting will be added for the fiscal year ended December 31, 2007. Section 404 of the United States Sarbanes-Oxley Act, “Management Assessment of Internal Controls,” (“Section 404”) continues to require that management assess and report on the effectiveness of internal controls over financial reporting annually and have the Company’s independent auditor report on management’s assessment of internal controls over financial reporting. The Company is required to comply with Section 404 by the end of its fiscal year ended December 31, 2006.

In order to comply with Section 404, the Company has undertaken a project to update and formalize the documentation of its internal controls over financial reporting, and to test the effectiveness of the internal controls over financial reporting upon which management is relying. To this end, the Company has engaged a third party advisor to assist in the project (the “Internal Control Project”).

The Internal Control Project has been ongoing and during the Company’s fiscal period ended June 30, 2006, the Company has been in the process of testing its internal controls over financial reporting.

15.0	OUTSTANDING SHARE DATA

At August 1, 2006, the Company had 214,604,120 common shares issued and outstanding. Additional information about the Company including the 2005 Annual Information Form is available on the Company’s website www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website www.sedar.com.

30